United States securities and exchange commission logo





                              October 4, 2021

       Antonio Picca Piccon
       Chief Financial Officer
       Ferrari N.V.
       Via Abetone Inferiore n. 4
       I-41053 Maranello (MO), Italy

                                                        Re: Ferrari N.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Response Dated
September 17, 2021
                                                            File No. 001-37596

       Dear Mr. Piccon:

              We have reviewed your September 17, 2021 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 16, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Notes to the Consolidated Financial Statements
       31. Entity-Wide Disclosures, page F-70

   1. We note your response to prior comment 6. IFRS 8.33 requires revenues in an individual foreign country that
are material to be disclosed separately. As such, please revise future filings to separately
quantify any material amounts. To the extent you believe your sponsorship or other
revenues are not overly meaningful on a country-level basis, we would not object to the
inclusion of relevant clarifying disclosures that supplement this
                                                        IFRS disclosure
requirement.
 Antonio Picca Piccon
Ferrari N.V.
October 4, 2021
Page 2

      You may contact Melissa Gilmore at (202) 551-3777 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameAntonio Picca Piccon                 Sincerely,
Comapany NameFerrari N.V.
                                                       Division of Corporation
Finance
October 4, 2021 Page 2                                 Office of Manufacturing
FirstName LastName